

Mail Stop 3561

July 28, 2016

Via E-mail
George Glasier
Chief Executive Officer
Western Uranium Corporation
700-10 King Street East
Toronto, Ontario, Canada M5C-1C3

     Re: Western Uranium Corporation
             Form 10
             Filed April 29, 2016
             File No. 000-55626

Dear Mr. Glasier:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ Brigitte Lippmann (for)

                                     John Reynolds
                                     Assistant Director
                                     Office of Beverages, Apparel, and Mining

cc: Brad Wiggins
       SecuritiesLawUSA, PC